Exhibit 99.1

News Release

New York State’s First Proton Therapy Center Reaches Completion

The $300 million Stantec-designed facility will offer

advanced cancer care to 1,400 patients annually

Edmonton, AB; New York, NY (June 13, 2019) TSX, NYSE: STN

The New York Proton Therapy Center, the first facility of its kind in the state, reached a significant milestone on June 6, with project partners celebrating the center’s completion in New York City. The $300 million facility, eight years in the making, will offer advanced cancer care to patients in the Tri-State area.

Stantec, a leading global design firm recognized for its Particle Therapy Center of Excellence, led the architectural and interior design of the state-of-the-art, 135,000 square foot facility with four treatment rooms and one research room. The three-story center, expected to treat 1,400 patients annually, is a collaboration between Memorial Sloan Kettering Cancer Center, Montefiore Health System, Mount Sinai Health System, and ProHEALTH Proton Management LLC.

“The New York Proton Center recently finished construction and will open for patients within the next month. The center is designed for staff and patient efficiency and security, ease of movement throughout, and work-friendly spaces,” said Allan Freeman, CEO, New York Proton Center. “Above all else, patients will find a warm, cheerful and positive environment that is extremely important based on the seriousness of their illness. Congratulations to the Stantec team who brought our vision to reality.”

The center will serve as the anchor of a mixed-use residential, commercial, and retail project on East 125th Street that is fueling urban renewal in East Harlem. Its transparent façade blends seamlessly into the streetscape, engaging pedestrians and patients alike. The main lobby flanked with thoughtfully designed seating and greenery creates a striking first impression for patients and visitors. Sustainable materials, natural light, and wood finishes complement the palette with accents of color.

“Proton therapy is at the cutting edge of cancer care, and with just 30 centers currently in operation across the United States, we see healthcare providers increasingly exploring the tremendous opportunity to bring this level of care to communities,” said Paula Williams, a principal at Stantec. “This world class facility will provide treatment for patients of all ages in a healing environment that promotes a sense of well-being and comfort.”

Proton therapy differs from traditional radiation treatment in that it uses a beam of protons to precisely target damaged tissue, depositing much less radiation in the surrounding healthy tissue. The first hospital-based facility in the United States began offering treatment in 1990, and in the past five years, the number of facilities in the United States has increased from 15 to nearly 30. Globally, the proton therapy systems market is expected to reach $2.8 billion by 2025, according to Grand View Research, Inc.

Stantec is a leading expert in the design of particle therapy centers. A dedicated team of experts has worked on world class facilities, including more than 30 centers around the globe currently built, in construction, or under design. Recent projects designed by Stantec include the Emory Proton Therapy Center in Atlanta, GA; Johns Hopkins National Proton Therapy Center in Washington, DC; the Inova Schar Institute Proton Center in Fairfax, VA; the South Florida Proton Therapy Institute in Delray Beach, Florida; and the Hefei Heavy Ion Medical Center in Hefei City, China. Based in Washington, DC, the firm’s Particle Therapy Center of Excellence professionals develop unique solutions for each client’s individual needs and site constraints. To learn more about Stantec’s cancer care work, visit: https://www.stantec.com/en/markets/health/cancer-care

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

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Stantec Media Relations

Ph: 949-923-6085

danny.craig@stantec.com

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Stantec Investor Relations

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